EXHIBIT 99.1


                                  CLARIFICATION
                                  -------------


Perdigao Agroindustrial S/A and Batavia S/A Industria de Alimentos inform that they share certain support services in their Carambei (PR) units. This proximity and the potential synergies between both companies have led to negotiations concerning a possible acquisition of the controlling stake in Batavia S/A by Perdigao. In the event that such negotiations are successfully concluded Perdigao will make an appropriate Announcement to the Market at that time.


                         Sao Paulo, December 28th, 2005


                                 Wang Wei Chang
                             Chief Executive Officer
                               Perdigao Companies